UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

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Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Announces Preliminary Third Quarter 2004 Results

  Company to Review on Conference Call at 5:00 p.m. ET Today

Vancouver, BC, CANADA (July 15, 2004) - Creo Inc. (NASDAQ: CREO; TSX: CRE) today announced preliminary financial results for the 2004 fiscal third quarter ended June 30, 2004, reported in U.S. dollars.

Third quarter revenue is expected to be approximately $156 million, in line with the company's previous guidance. Creo expects to incur unanticipated non-cash financial and other expenses of approximately $1.9 million after tax. The largest component of the financial and other expense is a foreign exchange loss resulting from the revaluation of Canadian dollar net assets on the balance sheet due to a significant drop in the value of the Canadian dollar during the quarter. Additionally, in conjunction with consolidation of some U.S. operations, the company expects to incur a restructuring expense of $0.6 million resulting from lease exit costs. The net impact of these two charges will be a reduction in earnings per share (EPS) of approximately $0.05. As a result, the company's GAAP EPS for the third quarter is expected to be in the range of $(0.01) to (0.03), which is below the previously anticipated EPS range of $0.01 to 0.05 provided by the company in May 2004.

"Our business is solid and has met our expectations for this quarter," said Mark Dance chief financial officer and chief operating officer of Creo. "However, we have experienced some unanticipated non-cash expenses in the quarter. Aside from these expenses, we expect both third quarter revenue and earnings to be in the range established by our prior guidance. Due to growth in our consumables business and strong demand for our products this quarter, we remain confident in our ability to reach our target of 10 percent revenue growth for this fiscal year."

Today's Conference Call

Creo will host a conference call with Mark Dance, Creo chief financial officer and chief operating officer at 5:00 pm ET (2:00 p.m. PT), today, July 15, 2004. The conference call will be broadcast live over the Internet at http://www.creo.com/investors. The webcast will be archived on the Creo investor site until August 15, 2004. If you do not have Internet access, the telephone dial-in number for the conference call is 1-877-825-5811 for domestic and Canadian participants and 973-582-2767 for international participants. Please dial in five to ten minutes prior to the beginning of the call. A telephone replay will be available until July 16, 2004 at 8:00 p.m. ET; dial 877-519-4471 for domestic participants and 973-341-3080 for international participants, and enter access code 4979246.

 Third Quarter Results

As scheduled, Creo will distribute its final 2004 third-quarter financial results on Wednesday, August 4, 2004 and conduct a conference call at 5:00 pm ET (2:00 p.m. PT).

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News release

This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Certain Factors That May Affect Future Results" and elsewhere in our Annual Report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

(c) 2004 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.

Based in Vancouver, Canada, Creo employs more than 4,200 people and reported fiscal 2003 revenue of US$578 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

Robyn Toor	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.451.2700	T. +1.604.676.4526
F. +1.604.437.9891	F. +1.604.437.9891
IR@creo.com	rochelle.van.halm@creo. com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: July 15, 2004